UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): January 25, 2021 (January 22, 2021)

INTERNATIONAL FLAVORS & FRAGRANCES INC.

(Exact Name of Registrant as Specified in Charter)

New York	1-4858	13-1432060
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

521 West 57th Street, New York, New York	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (212) 765-5500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value 12 1/2¢ per share	IFF	New York Stock Exchange
6.00% Tangible Equity Units	IFFT	New York Stock Exchange
0.500% Senior Notes due 2021	IFF 21	New York Stock Exchange
1.75% Senior Notes due 2024	IFF 24	New York Stock Exchange
1.800% Senior Notes due 2026	IFF 26	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously disclosed, on December 15, 2019, International Flavors & Fragrances Inc. (“IFF”) entered into (i) a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with DuPont de Nemours, Inc., a Delaware corporation (“DuPont”) and Nutrition & Biosciences, Inc., a Delaware corporation and wholly owned subsidiary of DuPont (“N&Bco”), pursuant to which and subject to the terms and conditions therein, DuPont will transfer its nutrition and biosciences business (the “N&B Business”) to N&Bco and (ii) an Employee Matters Agreement (the “Employee Matters Agreement Agreement”) with DuPont and N&Bco, which, among other things, allocates among the parties the pre-and post-closing liabilities in respect of the current and former employees of the N&B Business (including liabilities in respect of employee compensation and benefit plans). The Separation and Distribution Agreement and the Employee Matters Agreement were entered into in connection with the previously announced Reverse Morris Trust transaction between IFF and DuPont, where IFF will acquire the N&B Business by way of a merger between Neptune Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of IFF (“Merger Sub I”) with and into N&Bco, with N&Bco as the surviving corporation (the “Merger”), pursuant to an Agreement and Plan of Merger, dated as of December 15, 2019, by and among IFF, DuPont, N&Bco and Merger Sub I.

Item 8.01	Other Events.

The Separation Agreement Amendment

On January 22, 2021, IFF, DuPont, N&Bco and Neptune Merger Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of IFF (“Merger Sub II”), entered into Amendment No. 1 to the Separation and Distribution Agreement (the “Separation Agreement Amendment”).

The Separation Agreement Amendment, among other things, adjusts the process by which DuPont is repaid for cash balances remaining at N&Bco and its subsidiaries. The Separation Agreement will continue to require that N&Bco make a payment to DuPont to reimburse DuPont for certain cash amounts of N&Bco and its subsidiaries as of immediately prior to the distribution of N&Bco to DuPont’s stockholders (the “Distribution”). As previously disclosed, the Distribution will be immediately followed by the Merger. Pursuant to the Separation Agreement Amendment, (1) such payment will now be made immediately prior to the Distribution based on an estimate of the cash balances; (2) to the extent the actual amount of cash differs from the estimate, the parties will make a subsequent corrective payment following the closing of the transactions and (3) if the parties are unable to agree on such amounts following the closing of the transactions, such dispute will be resolved by the same process utilized to resolve any disputes with respect to the calculation of the special cash payment (and concurrently as part of any such process). With respect to cash in jurisdictions other than the United States of America, reimbursement of DuPont is limited in certain jurisdictions, such that DuPont will be reimbursed in full only for amounts up to an agreed maximum in those jurisdictions, calculated based on a maximum amount of operating cash in each applicable jurisdiction, which amounts have been mutually agreed to by the parties. The Separation Agreement Amendment also provides for the formal joinder of Merger Sub II to the Separation Agreement. N&Bco is expected to merge with and into Merger Sub II, with Merger Sub II as the surviving entity, following the closing of the transactions.

The Employee Matters Agreement Amendment

On January 22, 2021, IFF, DuPont and N&Bco entered into the Amendment to the Employee Matters Agreement (the “Employee Matters Agreement Amendment”).

The Employee Matters Agreement Amendment, among other things, makes certain operational adjustments to the transfer of pension plan assets and liabilities, clarifies the allocation of and certain procedures with respect to certain obligations previously established by the Employee Matters Agreement and implements the final allocation of employees in shared corporate and functional department roles that will transfer with the N&B Business to IFF.

The foregoing descriptions of the Separation Agreement Amendment, the Employee Matters Agreement Amendment and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of the Separation Agreement Amendment and the Employee Matters Agreement Amendment, which are filed as Exhibit 2.1 and Exhibit 10.1 hereto and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Number	Description

2.1	Amendment No. 1 to the Separation and Distribution Agreement, dated January 22, 2021, by and among International Flavors & Fragrances Inc., DuPont de Nemours, Inc., Nutrition & Biosciences, Inc. and Neptune Merger Sub II LLC.

10.1	Amendment to the Employee Matters Agreement, dated January 22, 2021, by and among International Flavors & Fragrances Inc., DuPont de Nemours, Inc. and Nutrition & Biosciences, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 containing a prospectus, dated December 31, 2020, and N&B has filed a registration statement on Form S-4/S-1 containing a prospectus, dated December 31, 2020 (together, the “registration statements”), and DuPont has filed a Schedule TO with the Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, THE AMENDMENTS TO THESE FILINGS, AND ANY SUPPLEMENTS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, NEPTUNE MERGER SUB I INC., NEPTUNE MERGER SUB II LLC AND THE PROPOSED TRANSACTION. Such documents can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks and costs related to the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”) and the distribution of Dow Inc. on April 1, 2019 (the “Dow Distribution” and together with the Corteva Distribution the “Previous Distributions”) including indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”), a subsidiary of Corteva, in connection with the Corteva Distribution and potential liability arising from fraudulent conveyance and similar laws in connection with the Previous Distributions, (7) risks and costs related to the performance under and impact of the cost sharing arrangement by and between DuPont, Corteva, Inc. and The Chemours Company related to future eligible PFAS liabilities (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights; as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements, as amended, filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Nanci Prado
Name:	Nanci Prado
Title:	Deputy General Counsel
Dated:	January 25, 2021

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO THE SEPARATION AND DISTRIBUTION AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Separation and Distribution Agreement, dated as of December 15, 2019 (the “Agreement”), is made as of January 22, 2021 by and among DuPont de Nemours, Inc., a Delaware corporation (“Remainco”), Nutrition & Biosciences, Inc., a Delaware corporation and wholly owned Subsidiary of Remainco (“Spinco”), International Flavors & Fragrances Inc., a New York corporation (“RMT Partner”) and Neptune Merger Sub II LLC, a Delaware limited liability company and wholly owned Subsidiary of RMT Partner (“Merger Sub II”). Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, Remainco, Spinco and RMT Partner entered into the Agreement on December 15, 2019;

WHEREAS, in accordance with the terms and conditions of the Agreement, Remainco, Spinco and RMT Partner now desire to amend the Agreement in the manner set forth in this Amendment; and

WHEREAS, in connection with the potential merger of Spinco and Merger Sub II, Remainco, Spinco and RMT Partner desire to join Merger Sub II as a party to the Agreement, and Merger Sub II desires to become a party to the Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and other good and valuable consideration, the receipt, adequacy and sufficiency of which is hereby acknowledged by each of the parties hereto, Remainco, Spinco, RMT Partner and Merger Sub II agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1    Payment to Remainco for Cash and Cash Equivalents held by Spinco and the Members of the Spinco Group Immediately Prior to the Spinco Distribution; Spinco Cash; Spinco Indebtedness.

(a)    The definition of “Ancillary Agreements” in the Agreement is hereby deleted in its entirety and replaced with:

“Ancillary Agreements” shall mean the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreement, the Trademark Cross-License Agreement, the Biomaterials Cross-License Agreement, the Regulatory Cross-License Agreement, the Umbrella Secrecy Agreement, the Regulatory Transfer and Support Agreement, TMODS License Agreement, Transition Services Agreement, Supply Agreement, Space Leases and the agreements set forth on Schedule 1.1(9) and any other agreements to be entered into by and between any member of the Spinco Group and any member of the Remainco Group, at, prior to or after the Spinco Distribution in connection with the Spinco Distribution and the other transactions contemplated by this Agreement (to the extent consented to by RMT Partner), but shall exclude the Conveyancing and Assumption Instruments and, for the avoidance of doubt, the Merger Agreement.

(b)    The Agreement is hereby amended to add the following definition of “Biomaterials Cross-License Agreement”:

“Biomaterials Cross-License Agreement” shall mean the Biomaterials Cross-License Agreement, to be entered into at or prior to the Spinco Distribution, by and among members of the Remainco Group and members of the Spinco Group.

(c)    The definition of “Excess Spinco Cash Amount” in the Agreement is hereby deleted in its entirety and replaced with:

“Excess Spinco Cash Amount” shall mean the amount equal to (a) the aggregate amount of Cash and Cash Equivalents of the members of the Spinco Group as of immediately prior to the Spinco Distribution, prior to giving effect to the Spinco Special Cash Payment, minus (b) the proceeds of the Spinco Debt Financing, minus (c) Insurance Proceeds received after December 15, 2019 and prior to the time that is immediately prior to the Spinco Distribution that were generated by Spinco Assets or Assets that, had the event giving rise to such Insurance Proceeds not occurred, would have constituted Spinco Assets (if any), minus (d) Cash and Cash Equivalents in escrow accounts or held as collateral for outstanding letters of credit as of immediately prior to the Spinco Distribution and minus (e) the Trapped Cash Amount.

(d)    The definition of “Remainco Liabilities” prior to clause (a) of such definition in the Agreement is hereby deleted in its entirety and replaced with:

“Remainco Liabilities” shall mean any and all Liabilities (except for Liabilities related to Taxes, which are governed exclusively by the Tax Matters Agreement) of Remainco and its Subsidiaries (including the Spinco Group) other than the Spinco Liabilities, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) where or against whom such Liabilities are asserted or determined, (iii) which entity is named in any Action associated with any Liability (provided that any Remainco Liability that constitutes an Environmental Liability shall be subject to Section 7.10) including the following (the “Specified Remainco Liabilities”):

(e)    Clause (l) of the definition of “Remainco Liabilities” is amended by adding “(other than under Section 9.2(b) thereof)” following “FMC Corporation”.

(f)    The words “or Specified Cash” in clause (i) of the definition “Specified Remainco Assets” shall be deleted, and the remainder of such clause shall remain unchanged.

(g)    The definition of “Specified Cash” in the Agreement is hereby deleted in its entirety and replaced with:

[RESERVED]

(h)    Clause (i) of the definition of “Spinco Assets” in the Agreement is hereby deleted in its entirety and replaced with:

(i)    any and all Cash and Cash Equivalents held by the members of the Spinco Group to the extent, (i) reflected in the calculation and payment of the Excess Spinco Cash Amount, (ii) constituting Trapped Cash or (iii) that are proceeds of the Spinco Debt Financing in excess of the Spinco Special Cash Payment (the “Spinco Cash”);

(i)    The definition of “Spinco Indebtedness” in the Agreement is hereby deleted in its entirety and replaced with:

“Spinco Indebtedness” shall mean: (a) on a consolidated basis, Indebtedness of Spinco of the type described in clauses (i), (ii), (iv), (v) and (vii) and (viii) of the definition thereof (but in the case of clauses (vii) and (viii), solely to the extent in respect of clauses (i), (ii), (iv) and (v)) in each case that is either (x) a Spinco Liability or (y) was incurred by (or assigned to in accordance with the Separation Plan to) any member of the Spinco Group and remaining unpaid as of immediately prior to the Spinco Distribution; (b) to the extent accrued or required to be accrued in accordance with the Accounting Principles on the consolidated balance sheet of Spinco, and remaining unpaid, in each case, as of immediately prior to the Spinco Distribution, (i) the amount of any Liabilities associated with discontinued operations and closed facilities, (ii) the amount of any asset retirement obligations and (iii) all Liabilities in respect of any health and welfare claims described in Section 1.11(a) of the Employee Matters Agreement incurred with respect to Spinco Employees or Former Spinco Business Employees prior to the Spinco Distribution Date, including any estimated reserves accrued in respect of incurred but not reported claims; (c) to the extent accrued on the audited consolidated balance sheet of Spinco as of December 31, 2019 and delivered in accordance with Section 8.22 of the Merger Agreement, (i) the amount of any Environmental Liabilities in excess of $100,000 and (ii) the amount of any litigation accrual in excess of $1,100,000; and (d) on a consolidated basis, all Liabilities of Spinco under Credit Support Instruments, to the extent drawn; provided that, notwithstanding any of the foregoing to the contrary, “Spinco Indebtedness” shall at all times exclude (1) the Spinco Debt Financing and any costs, fees and expenses in connection therewith (including the Commitment Fees) and (2) the amount of any overdraft pursuant to Section 2.5(f) of this Agreement and, subject to the second to last sentence of Section 2.5(h), any costs, fees and expenses in connection therewith (including, for the avoidance of doubt, any interest expense, penalties or similar charges resulting from such overdraft, whether or not resulting from the limitations set forth in Section 2.5(j) of this Agreement) (the “Overdraft Principal and Costs”).

(j)    Clause (e) of the definition of “Spinco Liabilities” in the Agreement is hereby deleted in its entirety and replaced with:

(e)    any and all Liabilities for the Spinco Debt Financing and the Overdraft Principal and Costs and any and all Liabilities reflected in the calculation of Spinco Indebtedness;

(k)    The definition of “Trapped Cash” in the Agreement is hereby deleted in its entirety and replaced with:

“Trapped Cash” shall mean, (a) with respect to those members of the Spinco Group set forth under the category of “Entity Caps” on Schedule 2.5(f), the amount of Cash and Cash Equivalents held by such member of the Spinco Group as of immediately prior to the Spinco Distribution in excess of the cap applicable to such member of the Spinco Group and set forth on Schedule 2.5(f) and (b) with respect to those members of the Spinco Group in the countries set forth under the category “Country Caps” on Schedule 2.5 (f), the aggregate amount of Cash and Cash Equivalents held by members of the Spinco Group in a country listed on Schedule 2.5(f), immediately prior to the Spinco Distribution, in excess of the cap applicable to such country and set forth on Schedule 2.5(f). No Foreign Cash shall be considered Trapped Cash unless otherwise in respect of a legal entity or country on Schedule 2.5(f) and if in excess of an Entity Cap or Country Cap, in each case, as applicable.

(l)    The definition of “Trapped Cash Amount” in the Agreement is hereby deleted in its entirety and replaced with:

“Trapped Cash Amount” shall mean the aggregate amount of all Trapped Cash.

(m)    The definition of “True Trapped Cash Amount” in the Agreement is hereby deleted in its entirety and replaced with:

[RESERVED]

(n)    The Agreement is hereby amended to add the following definition of “Trapped Cash Reimbursement Amount”:

“Trapped Cash Reimbursement Amount” shall mean the amount of the Trapped Cash Amount that, pursuant to Section 2.5(i) of this Agreement, is demonstrated as being able to be transferred pursuant to the Repatriation Plan, minus Repatriation Costs.

(o)    Clause (iv) of Section 2.5(b) of the Agreement is amended by adding “(utilizing the calculations in clauses (i), (ii) and (iii))” following the words “the Spinco Special Cash Payment” and the remainder of such section shall remain unchanged.

(p)    The Agreement is hereby amended to add the following sentence at the end of Section 2.5(e):

In the event any dispute between the Parties arises in connection with Section 2.5(c) of this Agreement or Section 2.5(g) of this Agreement, such dispute involves a dispute over whether any item constitutes a Spinco Asset, Spinco Liability, Remainco Asset or Remainco Liability, and the Parties are planning to engage an Unaffiliated Accounting Firm in accordance with the terms of such sections, the resolution of the dispute over whether an item constitutes a Spinco Asset, Spinco Liability, Remainco Asset or Remainco Liability shall be resolved pursuant to Article IX of this Agreement and not by any Unaffiliated Accounting Firm. To the extent the resolution of such dispute is necessary to for the resolution by the Unaffiliated Accounting Firm of disputes under Section 2.5(c) of this Agreement or Section 2.5(g) of this Agreement, such process shall be delayed until the resolution of the disputes regarding whether an item constitutes a Spinco Asset, Spinco Liability, Remainco Asset or Remainco Liability are concluded pursuant to Article IX.

(q)    Section 2.5(f) of the Agreement is hereby amended by deleting it in its entirety and replacing it with:

No later than five (5) Business Days prior to the anticipated Spinco Distribution Date, Remainco shall deliver to Spinco and RMT Partner a written statement (the “Cash Payment Estimated Statement”) setting forth, in reasonable detail, Remainco’s good faith estimate of the amount of the Excess Spinco Cash Amount, subject to, and which shall be automatically adjusted by, the Final Cash Conversion Rate (the “Estimated Excess Spinco Cash Amount”). While the Cash Payment Estimated Statement will necessarily calculate the Estimated Excess Spinco Cash Amount based on a currency conversion rate close in time to its preparation, the actual calculation of the Estimated Excess Spinco Cash Amount shall at all times be based on the Final Cash Conversion Rate, and the amount of the Estimated Excess Spinco Cash Amount shall be deemed automatically updated to reflect the Final Cash Conversion Rate, even though such date shall be subsequent to the delivery of the Cash Payment Estimated Statement and may cause the Estimated Excess Spinco Cash Amount to differ from what is set forth initially in the Cash Payment Estimated

Statement. Remainco shall notify the treasurer of RMT Partner of the amount of the Estimated Excess Spinco Cash Amount once determined when applying the Final Cash Conversion Rate. The Cash Payment Estimated Statement shall specifically set forth the amount by which any estimate of Cash and Cash Equivalents of a legal entity or in a country set forth on Schedule 2.5(f) is less than, exceeds or is equal to any cap agreed to with respect to such jurisdiction. At any time following the delivery of the Cash Payment Estimated Statement and prior to the Spinco Distribution, Spinco shall, to the extent permissible under the terms thereof, or shall cause members of the Spinco Group to, overdraft one or more bank accounts of members of the Spinco Group, which bank accounts are identified on Schedule 2.5(f), in an aggregate amount equal to the Estimated Excess Spinco Cash Amount and Spinco shall, or shall cause members of the Spinco Group to, transfer to Remainco the proceeds of such overdraft. For the avoidance of doubt, the obligation of Spinco to overdraft such bank accounts shall not limit Remainco’s rights pursuant to Section 3.2 of this Agreement and, to the extent Remainco is able to, and does, transfer any Cash and Cash Equivalents pursuant to Section 3.2 of this Agreement prior to the Spinco Distribution, the amount of the Estimated Excess Spinco Cash Amount shall be deemed automatically reduced to reflect such transfers to the extent such amounts had previously been included in the calculation thereof. For the avoidance of doubt, “included in the calculation thereof” shall mean that such amount is included in the Excess Spinco Cash Amount such that Remainco would be paid for such amount, and not (x) any such amounts excluded therefrom, but otherwise considered in the calculation thereof, due to any limitations set forth in Schedule 2.5(f) or (y) any amounts of Cash and Cash Equivalents in excess of the Estimated Excess Spinco Cash Amount. Remainco provided an update to RMT Partner on the balances of Cash and Cash Equivalents of Spinco and the members of the Spinco Group on January 19, 2021. Following such update, RMT Partner shall be permitted, within three (3) Business Days of receipt thereof, to request that Remainco decrease the balance of Cash and Cash Equivalents of any member of the Spinco Group not referenced in Schedule 2.5(f), and Remainco shall consider that request in good faith, respond to RMT Partner’s request, and will attempt in good faith (taking into account any burden on Remainco and its employees and advisors), to remove Cash and Cash Equivalents from such member of the Spinco Group prior to the delivery of the Cash Payment Estimated Statement through moving such Cash and Cash Equivalents to Remainco in accordance with Section 3.2 of this Agreement. Remainco shall have no obligation to affirmatively update RMT Partner on the balances of Cash and Cash Equivalents prior to the delivery of the Cash Payment Estimated Statement other than as set forth above, and other than to consider in good faith a suggestion of RMT Partner to decrease certain Cash and Cash Equivalents amounts as set forth above and attempt in good faith to remove some Cash and Cash

Equivalents from such member of the Spinco Group prior to the delivery of the Cash Payment Estimated Statement through a movement to Remainco, shall have no obligation to facilitate any specific amount of Cash and Cash Equivalents to remain with any member or members of the Spinco Group as of the Spinco Distribution, whether by cash infusion, removal, transfer between legal entities or otherwise (regardless of whether RMT Partner or Spinco or any of their representatives have expressed a desire for any specific amount, whether less than or greater than what is held, or expected to be held, in the bank accounts of members of the Spinco Group), and the final amount transferred pursuant to Section 3.2 of this Agreement or paid to Remainco pursuant to the Estimated Excess Spinco Cash Amounts (and any overdrafts in connection therewith) shall be at Remainco’s discretion.

(r)    Section 2.5(g) of the Agreement is hereby amended by deleting it in its entirety and replacing it with:

Concurrent with the delivery by Spinco of the Proposed Final Statement, Spinco shall, at its expense, prepare and submit to Remainco a written statement (the “Proposed Final Cash Statement”) setting forth, in reasonable detail, Spinco’s calculation of the Excess Spinco Cash Amount. In the event Remainco disputes the correctness of the calculations in the Proposed Final Cash Statement, Remainco shall notify Spinco in writing of its objections within sixty (60) days after receipt of the Proposed Final Cash Statement, provided, that, if Remainco is delivering an objection pursuant to Section 2.5(c) of this Agreement, Remainco shall deliver this objection concurrently therewith. Any objection shall set forth, in writing and in reasonable detail, the reasons for Remainco’s objections and Remainco’s proposed adjustments. To the extent Remainco does not object within the time period contemplated by this Section 2.5(g) to the Excess Spinco Cash Amount as set forth in the Proposed Final Cash Statement, Remainco shall be deemed to have accepted Spinco’s calculation. Remainco and Spinco shall negotiate in good faith to resolve any disputed matters within thirty (30) days after Spinco’s receipt of Remainco’s notice of objections. To the extent Remainco has delivered a notice of objections pursuant to Section 2.5(c) of this Agreement, any negotiations regarding those objections and objections regarding the Excess Spinco Cash Amount shall take place concurrently. If Remainco and Spinco are unable to resolve such disputed matters regarding the amount of the Excess Spinco Cash Amount in writing within thirty (30) days, then (x) if there are other unresolved matters due to objections delivered by Remainco pursuant to Section 2.5(c) of this Agreement, such disputed matters regarding the amount of the Excess Spinco Cash Amount shall be submitted to, and resolved by, the Unaffiliated Accounting Firm in accordance with the provisions of Section 2.5(c) of this Agreement or (y) if there are no disputes remaining with respect to the calculation of the Spinco Special Cash Payment and only disputes remaining with respect to the amount of the Excess Spinco Cash Amount, Remainco and Spinco jointly shall, as soon as practicable and in any event within fifteen (15) days after the expiration of such thirty-day negotiation period, engage the Unaffiliated Accounting Firm and resolve such dispute in accordance with the procedures of Section 2.5(c) of this Agreement. In the case of either clause (x) or (y) of the preceding sentence, any unresolved dispute regarding the amount of the Excess Spinco Cash Amount shall be resolved pursuant and subject to the terms of Section 2.5(c) of this Agreement, and to the extent the terms thereof refer to the “Proposed Final Statement” or “Remainco’s notice of objections” such terms shall be read to include the Proposed Final Cash Statement and Remainco’s notice of objections delivered pursuant to this Section 2.5(g), as applicable. The Unaffiliated Accounting Firm shall be authorized, acting as an expert and not as an arbitrator, to calculate the amount of the Excess Spinco Cash Amount, subject to the terms of Section 2.5(c) of this Agreement, and its decision shall be final, conclusive and binding and not subject to any appeal as set forth therein. Each of Remainco, Spinco and RMT Partner shall provide the others in a timely fashion with all information and supporting documentation reasonably requested by any of them in connection with the preparation and review of the Proposed Final Cash Statement, including statements from the relevant bank accounts.

(s)    Section 2.5(h) of the Agreement is hereby amended by deleting it in its entirety and replacing it with:

Following the determination of the Excess Spinco Cash Amount, whether by failure of Remainco to deliver an objection to the Proposed Final Cash Statement, by mutual agreement between Remainco and Spinco or by determination of the Unaffiliated Accounting Firm (such amount, the “Final Excess Spinco Cash Amount”), no later than five (5) Business Days after the applicable final determination, a payment by wire transfer of immediately available funds shall be made either (x) by Remainco to Spinco if the Estimated Excess Spinco Cash Amount is greater than the Final Excess Spinco Cash Amount or (y) by Spinco to Remainco if the Final Excess Spinco Cash Amount is greater than the Estimated Excess Spinco Cash Amount, in each case of (x) or (y), in an amount equal to such difference. While Spinco is required, pursuant to Section 2.5(f) of this Agreement, to overdraft the amount of the Estimated Excess Spinco Cash Amount prior to the Spinco Distribution, to the extent it is discovered following the Spinco Distribution that an error occurred, such that there is a difference in the amount overdrafted prior to the Spinco Distribution and the amount of the Estimated Excess Spinco Cash Amount, such error shall be taken into account in any Proposed Final Cash Statement or objection by Remainco thereto, shall be resolved pursuant to Section 2.5(g) of this Agreement, and to the extent a payment is necessary to correct such error, such payment shall be made by either Remainco or

Spinco, as applicable, or accounted for in connection with the payment to be made in the preceding sentence, in each case, on the basis that the total amount received by Remainco pursuant to the overdrafts and after any payments pursuant to this Section 2.5(h) shall equal the Final Excess Spinco Cash Amount. To the extent Spinco overdrafted, prior to the Spinco Distribution, an amount greater than the Estimated Excess Spinco Cash Amount, Remainco shall be responsible for any interest, penalties and other costs owed to the bank with respect to such additional amounts; provided, that, Remainco’s obligation to pay for such interest, penalties and other costs hereunder shall be limited to the lesser of (x) interest, penalties and other costs accrued on such additional amount from the Spinco Distribution Date until the date all outstanding amounts with the bank where the overdraft was taken were repaid or (y) interest, penalties and other costs accrued on such additional amount from the Spinco Distribution Date through and including the 5th Business Day following the Spinco Distribution Date. For the avoidance of doubt, it shall not be considered an error giving rise to additional cost and expense incurred by Remainco if the Estimated Excess Spinco Cash Amount is greater than the Cash and Cash Equivalents as of immediately prior to the Spinco Distribution.

(t)    The Agreement is hereby amended to add the following as a new Section 2.5(i):

Within sixty (60) days following the Spinco Distribution Date, Remainco may, at its election, deliver to Spinco a detailed work plan on how to distribute Trapped Cash Amounts to Spinco (the “Repatriation Plan”) and setting forth the calculation of the Repatriation Costs and the Trapped Cash Reimbursement Amount. Spinco shall have thirty (30) days following delivery of the Repatriation Plan to review such plan. If at the conclusion of such thirty (30) day period Spinco has not delivered any objection to the Repatriation Plan or the calculation of the Repatriation Costs or the Trapped Cash Reimbursement Amount, then the Trapped Cash Reimbursement Amount shall be as set forth in the Repatriation Plan. If Spinco raises any objection to the Repatriation Plan or the calculation of the Repatriation Costs or the Trapped Cash Reimbursement Amount prior to the conclusion of such thirty (30) day period, the Parties shall negotiate in good faith for a period of thirty (30) days thereafter. If the Parties are unable to resolve such dispute by the conclusion of such thirty (30) day period Remainco shall engage, with the consent of Spinco (not to be unreasonably withheld, conditioned or delayed), a nationally recognized third-party accounting firm that provides tax advisory services to determine, if the Repatriation Plan is in dispute, whether the distributions described in the Repatriation Plan delivered by Remainco would be permitted by applicable Law and can be accomplished without unreasonable burden to Spinco, if the Repatriation Costs are in dispute, the appropriate amount of such Repatriation Costs, and based on the foregoing, the final calculation of the Trapped Cash Reimbursement Amount. To the extent the accounting firm determines that the distributions in the Repatriation Plan (x) are not permitted under applicable Law or (y) cannot be accomplished without unreasonable burden to Spinco the accounting firm shall, at the cost of Remainco, revise the Repatriation Plan as promptly as practicable to permit the maximum amount of distributions to be permitted by applicable Law and without unreasonable burden to Spinco and the Repatriation Costs and Trapped Cash Reimbursement Amount will be based on what can be transferred in the Repatriation Plan and the accounting firm’s calculation thereof. The accounting firm shall act as an expert and not as an arbitrator, and the determination of the accounting firm shall be final and binding on the Parties. For the avoidance of doubt, the determination of what is distributable in the Repatriation Plan shall take into account the distributable reserves of the appropriate member of the Spinco Group (calculated in accordance with applicable Law and based on the balance sheet of such member of the Spinco Group as of immediately prior to the Spinco Distribution) and the paid in capital of the applicable member of the Spinco Group (calculated as the amount of any contribution less the par value of any shares issued in respect thereof (if any) and based on the balance sheet of such member of the Spinco Group as of immediately prior to the Spinco Distribution). Whether by failure of Spinco to object to the Repatriation Plan, agreement following negotiation or the determination of the accounting firm, within five (5) Business Days of the determination of the Trapped Cash Reimbursement Amount, Spinco shall make a payment by wire transfer of immediately available funds to Remainco of the Trapped Cash Reimbursement Amount.

(u)    The Agreement is hereby amended to add the following as a new Section 2.5(j):

With respect to the amounts overdrafted from one or more bank accounts of members of the Spinco Group to fund the Estimated Excess Spinco Cash Amount prior to the Spinco Distribution, RMT Partner and its Subsidiaries (other than Spinco and its Subsidiaries) shall not directly fund any repayment of such amounts prior to the date that is thirty (30) days following the Spinco Distribution Date. The Excess Spinco Cash Amount shall be calculated and paid in U.S. dollars. Any Cash and Cash Equivalents denominated in a currency other than U.S. dollars shall be converted into U.S. dollars at the U.S. dollar spot rate of exchange applicable to such other currency as quoted by Bloomberg on January 27, 2021, if the Spinco Distribution is on February 1, 2021, or the equivalent Business Day if the Spinco Distribution is another date (“Final Cash Conversion Rate”). No later than the Spinco Distribution, RMT Partner shall enter into a guaranty in favor of the bank set forth on Schedule 2.5(f), which shall be effective as of the Spinco Distribution and guaranty the repayment of amounts overdrafted from such account.

(v)    The Agreement is hereby amended to add a new Schedule 2.5(f) containing the contents of Schedule 2.5(f) of this Amendment.

Section 1.2    Net Working Capital. The definition of “Net Working Capital” in the Agreement is hereby amended and restated in its entirety to read as follows:

“Net Working Capital” shall mean, as of any time of determination, (a) the aggregate consolidated current assets (based solely on the current asset account line items included in the example calculation of Net Working Capital set forth on Schedule 1.1(4) and excluding, for the avoidance of doubt, Cash and Cash Equivalents) of the Spinco Business as of such time, minus (b) the aggregate consolidated current liabilities (based solely on the current liability account line items included in the example calculation of Net Working Capital set forth on Schedule 1.1(4) and excluding, for the avoidance of doubt, Spinco Indebtedness, Remainco Designated Transaction Expenses and Overdraft Principal and Costs) of the Spinco Business as of such time, in each case, calculated in accordance with the Accounting Principles. For clarity, “of the Spinco Business” means such items are otherwise Spinco Assets or Spinco Liabilities under this Agreement, as applicable.

Section 1.3    Spinco Assets; Remainco Assets.

(a)    Schedule 1.1(215)(b) (Spinco Assets) of the Agreement is hereby amended in the manner as set forth and described on Schedule 1.3(a) of this Amendment.

(b)    Schedule 1.1(166)(b) (Remainco Assets) of the Agreement is hereby amended in the manner as set forth and described on Schedule 1.3(b) of this Amendment.

(c)    In furtherance of the foregoing and without limiting any provision of the Agreement, the Parties hereby agree that each Party shall, (A) enforce at the other Party’s request, or allow the other Party to enforce in a commercially reasonable manner, any rights of the other Party under the Transaction Agreement (the “FMC Agreement”), dated as of March 31, 2017, by and between E. I du Pont de Nemours and Company (“EID”) and FMC Corporation (“FMC”) or any H&N Acquisition Document (as defined in the FMC Agreement), (B) not waive any rights related to the other Party’s obligations under the FMC Agreement or any H&N Acquisition Document, (C) not terminate (or consent to be terminated) the FMC Agreement or any H&N Acquisition Document, (D) not amend, modify or supplement the FMC Agreement or any H&N Acquisition Document and (E) provide written notice to the applicable other Party as soon as reasonably practicable (and in no event later than five (5) Business Days following receipt) after receipt of any formal notice of breach received from FMC if related to any obligation of the other Party thereunder; provided that the costs and expenses incurred by the responding Party in respect of any request by the other Party in respect of clause (A) shall be borne solely by the requesting Party or its Group.

Section 1.4    Real Estate Matters. Each of Schedule 1.1(215)(d)(ii) (Spinco Leased Real Property), Schedule 1.1(166)(d)(ii) (Remainco Leased Real Property) and Schedule 1.1(207) (Space Leases) of the Agreement are hereby amended in the manner as set forth and described on Schedule 1.4 of this Amendment.

Section 1.5    IP Matters; Sourcing Matters.

(a)    Schedule 1.1(235)(b) (Spinco Intellectual Property) (including Appendix 1.1(235)(b)), of the Agreement is hereby amended in the manner as set forth and described on Schedule 1.5(a) of this Amendment.

(b)    Each of Schedule 1.1(244) (Spinco Specified DWDP Separation Related Agreements) and Schedule 1.1(199) (Severable DWDP Separation Related Agreements) is hereby amended in the manner as set forth and described on Schedule 1.5(b) of this Amendment.

Section 1.6    Interpretation. The Agreement is hereby amended to add the following sentence at the end of Section 1.2:

For the avoidance of doubt, any Liability of a Party hereunder for the operation of any business conducted by such Party or a member of its Group, or on such Party’s behalf, at any time after the Spinco Distribution shall not be affected by the fact such business is similar to any business of the other Party.

Section 1.7    Wrong Pockets.

(a)    Section 2.9(d) of the Agreement is hereby amended and restated to read as follows:

After the Spinco Distribution, Spinco shall, or shall cause the other members of its Group and its and any of its respective then-Affiliates to, promptly following the identification (in a reasonable amount of time and in accordance with the ordinary course practices and procedures for processing monies or checks) of any monies or checks that have been received by Spinco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution that are (or represent the proceeds of), in whole or in part, a Remainco Asset (which, for the avoidance of doubt, shall include proceeds of the business conducted by the Remainco Group following the Spinco Distribution), pay or deliver to Remainco (or its designee) such monies or checks that have been received by Spinco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution to the extent they are (or represent the proceeds of) a Remainco Asset (it being understood and agreed that any such amounts shall be paid and delivered on a monthly basis, in each case to the applicable members of the Remainco Group; provided that if the aggregate amount not yet paid or delivered exceeds $100,000 before such monthly payment and delivery, such amount shall be paid and delivered to the applicable members of the Remainco Group within seven (7) days).

(b)    Section 2.9(e) of the Agreement is hereby amended and restated to read as follows:

After the Spinco Distribution, Remainco shall, or shall cause the other members of its Group and its and any of its respective then-Affiliates to, promptly following the identification (in a reasonable amount of time and in accordance with the ordinary course practices and procedures for processing monies or checks) of any monies or checks that have been received by Remainco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution that are (or represent the proceeds of), in whole or in part, a Spinco Asset (which, for the avoidance of doubt, shall include proceeds of the business conducted by the Spinco Group following the Spinco Distribution), pay or deliver to Spinco (or its designee) such monies or checks that have been received by Remainco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution to the extent they are (or represent the proceeds of) a Spinco Asset (it being understood and agreed that any such amounts shall be paid and delivered on a monthly basis, in each case to the applicable members of the Spinco Group; provided that if the aggregate amount not yet paid or delivered exceeds $100,000 before such monthly payment and delivery, such amount shall be paid and delivered to the applicable members of the Spinco Group within seven (7) days).

Section 1.8    Post-Distribution Separation Steps.

(a)    The Agreement is hereby amended to add the following as a new Section 2.16:

With respect to those transactions to be completed by the Parties following the Spinco Distribution and identified on Schedule 2.16, such transactions shall be consummated by the Parties following the Spinco Distribution in accordance with the Separation Plan, and subject to and in accordance with such further terms set forth on Schedule 2.16.

(b)    The Agreement is hereby amended to add a new Schedule 2.16 containing the contents of Schedule 2.16 of this Amendment.

Section 1.9    Flow of Spinco Special Cash Payment. Section 3.4 of the Agreement is hereby amended to add the following to the end thereof:

Notwithstanding the foregoing in this Section 3.4, or the obligation of Spinco to make the Spinco Special Cash Payment as a distribution to Remainco pursuant to Section 2.1, to the extent reflected in the Separation Plan, Spinco shall (i) transfer a portion of the Spinco Special Cash payment to a Subsidiary of Remainco or (ii) transfer a portion of the Spinco Special Cash Payment to one or more of its Subsidiaries and such Subsidiary shall thereafter pay such amount to Remainco or any Subsidiary of Remainco, in each case, prior to the Spinco Distribution and in such amount and to such legal entities as set forth in the Separation Plan. The amount of the Spinco Special Cash Payment distributed to Remainco by Spinco shall be reduced by the amount of any portion of the Spinco Special Cash Payment transferred pursuant to clauses (i) or (ii) of the previous sentence; provided, that, at all times Remainco, whether through itself, its Subsidiaries, or a combination thereof, shall be entitled to receive the full amount of the Spinco Special Cash Payment (subject to any post-closing adjustment payments as set forth in Section 2.5).

Section 1.10    Indemnification Provisions. Section 7.4(f) of the Agreement prior to clause (iii) is hereby amended and restated to read as follows:

Notwithstanding anything herein or in any Ancillary Agreement or any Conveyancing and Assumption Instrument to the contrary, other than (i) the indemnification provisions in Section 2.4, Section 2.13, Section 6.2, Section 6.4 and any other provision for indemnification contained in this Agreement, (ii) the mechanisms in Section 2.5,

ARTICLE II

JOINDER

Section 2.1    Joinder to the Agreement; Acknowledgement of Rights and Obligations as Successor to Spinco.

(a)    By its execution of this Amendment, Merger Sub II shall be deemed to be a party to the Agreement and hereby ratifies, accepts and agrees to be bound by all of the terms of the Agreement.

(b)     Upon, and subject to, the merger of Spinco with an into Merger Sub II, with Merger Sub II as the surviving entity (the “Second Merger”), all references in the Agreement to “Spinco” shall be deemed references to Merger Sub II, and Merger Sub II, as a successor to Spinco, shall be entitled to all rights and benefits of Spinco under the Agreement and responsible for all obligations and Liabilities of Spinco under the Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1    Limited Amendment. This Amendment constitutes an instrument in writing duly signed by the Parties and RMT Partner under Section 11.7 of the Agreement. Except as and to the extent specifically amended hereby, the Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence on the date hereof. From and after the date hereof, all references to the Agreement, and each reference in the Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words, shall refer to the Agreement as amended hereby. Notwithstanding anything to the contrary in this Amendment, the date of the Agreement, as amended hereby, will in all instances remain as December 15, 2019, and any references in the Agreement, as amended hereby, to “the date of this Agreement,” “the day and year first above written,” “the date hereof” or any similar reference shall continue to refer to December 15, 2019.

Section 3.2    Entire Agreement. This Amendment, including the schedules hereto, and the Agreement, including the Exhibits and Schedules, the Ancillary Agreements and, solely to the extent and for the limited purpose of effecting the Internal Reorganization, the

Conveyancing and Assumption Instruments shall constitute the entire agreement among Remainco, Spinco, RMT Partner and Merger Sub II with respect to the subject matter hereof (which for the avoidance of doubt, does not include the Merger) and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Exhibit or Schedule hereto, the Exhibit or Schedule shall prevail.

Section 3.3    Additional Provisions. The provisions of Section 1.2, Section 9.1, Section 11.3, Sections 11.6 through Section 11.10, Sections 11.14 through Section 11.19 shall apply to this Amendment, mutatis mutandis, and are incorporated by reference as if fully set forth herein. For the avoidance of doubt, the inclusion or failure to include any provision in the foregoing shall not effect any of the provisions in Article IX or Article XI of the Agreement, which shall remain in full force and effect and applicable to the Agreement as amended by this Amendment.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

DUPONT DE NEMOURS, INC.

By:	/s/ Lori Koch
Name: Lori D. Koch
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Amendment No. 1 to the Separation and Distribution Agreement]

NUTRITION & BIOSCIENCES, INC.

By:	/s/ Lori Koch
Name: Lori D. Koch
Title: Executive Vice President and Chief Financial Officer

[Signature Page to Amendment No. 1 to the Separation and Distribution Agreement]

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Rustom Jilla
Name: Rustom Jilla
Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to the Separation and Distribution Agreement]

NEPTUNE MERGER SUB II LLC

By:	International Flavors & Fragrances Inc., its Sole Member

By:	/s/ Rustom Jilla
Name: Rustom Jilla
Title: Chief Financial Officer

[Signature Page to Amendment No. 1 to the Separation and Distribution Agreement]

Exhibit 10.1

Execution Copy

Amendment to the Employee Matters Agreement

This Amendment to the Employee Matters Agreement (this “Amendment”) by and among Nutrition & Biosciences, Inc. (“Spinco”), DuPont de Nemours, Inc. (“Remainco”) and International Flavors & Fragrances Inc. (“RMT Partner” and, together with Spinco and Remainco, the “Parties”) dated as of January 22, 2021.

WHEREAS, the Parties entered into an Employee Matters Agreement dated as of December 15, 2019 (as it may be amended, the “EMA”);

WHEREAS, the Parties wish to amend certain provisions of the EMA and clarify the interpretation of certain provisions of the EMA, in each case as set forth in this Amendment;

NOW, THEREFORE, the Parties hereby agree as set forth below.

A.    GENERAL MATTERS

1.    Capitalized terms used but not defined in this Amendment shall have the meaning ascribed to them in the EMA.

2.    To the extent any of the provisions agreed to herein are in direct conflict with the EMA, the Parties agree the EMA shall be deemed amended thereby effective as of immediately prior to the Spinco Distribution.

3.    To the extent any of the provisions agreed to herein are not in direct conflict with the EMA, the Parties agree that the EMA is amended effective as of immediately prior to the Spinco Distribution to incorporate such provisions as binding interpretive and/or administrative provisions so as to enable the parties to give effect to the EMA.

4.    This Amendment embodies the entire agreement between the Parties with respect to the subject matter hereof, provided that the provisions of Article IV of the EMA shall apply hereto as if this Amendment were part of the EMA.

5.    Except as otherwise expressly provided in this Amendment, the EMA shall continue in full force and effect in accordance with its terms.

6.    This Amendment shall be effective as of immediately prior to the Spinco Distribution and shall cease to be of any force or effect if and when the Separation Agreement is terminated.

B.    NETHERLANDS PENSION MATTERS

WHEREAS, pursuant to the EMA, Spinco has agreed to Assume effective as of the Closing all rights and obligations under the Middelloonregeling voor de werknemers van Genencor International B.V. (OFP DuPont European Pension Fund, Netherlands) (the “Genencor NL Plan”);

WHEREAS, Spinco desires to Assume effective as of the Closing all rights and obligations attributable under the Middelloonregeling voor de werknemers van DuPont de Nemours (Nederland) B.V., DuPont Filaments Europe B.V., Solae Overseas B.V. (OFP DuPont European Pension Fund, Netherlands) (the “Solae NL Plan”) of those employees of Solae Overseas B.V. who participate in the Solae NL Plan as of the date hereof and who remain employed as of immediately before Closing by Spinco or an Affiliate thereof, the “In-Scope NL Employees”); and

WHEREAS, Spinco anticipates that, effective as of the Closing, it will maintain an arrangement (the “Successor Solae Plan”) to accommodate its Assumption of the Solae NL Plan benefits of the In-Scope NL Employees and that, from and after the Closing, unless and until further modified, the Successor Solae Plan benefits will be substantially similar to those provided under the Genencor NL Plan from time to time.

Accordingly, the Parties agree:

1.    Spinco will Assume effective as of the Closing all rights and obligations under the Genencor NL Plan notwithstanding any language in Section 1.06(c)(ii) of the EMA to the contrary.

2.    Spinco will Assume effective as of the Closing all rights and obligations of the In-Scope NL Employees under the Solae NL Plan notwithstanding any language in Section 1.06(c)(ii) of the EMA to the contrary.

3.    Spinco and Remainco were both entitled to conduct labor negotiations to the extent necessary to permit the Successor Solae Plan from and after the Closing, unless and until further modified, to provide benefits substantially similar to those provided under the Genencor NL Plan from time to time.

4.    Effective as of the Closing, Remainco shall cause the trust maintained in respect of the Successor Solae Plan to be credited with Assets in an amount equal to the total asset value assigned to the DuPont Netherlands section of the DuPont European Pension Fund OFP multiplied by a fraction, the numerator of which is the present value of the accrued benefits under the Solae Plan of the In-Scope NL Employees as of the Closing and the denominator of which is the present value of all accrued benefits held in the DuPont Netherlands section of the DuPont European Pension Fund OFP as of the Closing, both calculated in accordance with the applicable financing plan of the DuPont European Pension Fund OFP in effect as of the Closing (the “Solae Pension Assets”).

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5.    For purposes of determining the Pension Funding Amount, the Pension Liabilities attributable to the In-Scope NL Employees under the Solae NL Plan (and as applicable the Successor Solae Plan) (the “Solae Pension Liabilities”) shall be deemed to equal the Solae Pension Assets (such that the Solae NL Plan (and Successor Solae Plan) shall result in neither an increase nor decrease in the Pension Funding Amount). Notwithstanding the foregoing, Remainco shall deliver to Spinco, at or before the time the Pension Funding Statement is delivered to Spinco, a statement reflecting the Solae Pension Liabilities and Solae Pension Assets (together with information in a manner sufficient to demonstrate how it determined such amounts) in respect of the Solae NL Plan. Spinco shall have a period of not more than ninety (90) Business Days following delivery of such statement and supporting materials during which to review such statement and supporting materials and to notify Remainco if it believes the calculation of the Solae Pension Liabilities and/or Solae Pension Assets contains mathematical errors or is based on actuarial or other assumptions inconsistent with the terms of the EMA (as modified by this Amendment) or other otherwise violates applicable Law. Any such dispute shall be resolved pursuant to the processes and procedures set forth in Section 1.19(b) of the EMA (it being understood and agreed that, for the avoidance of doubt, no such dispute shall have any impact on the Pension Funding Amount true-up contemplated by Section 1.19(c) of the EMA).

C.    GERMANY PENSION MATTERS

WHEREAS, the EMA provides that, in respect of Germany, Remainco shall Assume effective as of Closing the defined benefit pension Liabilities attributable to Former Spinco Business Employees, exclusive of such Liabilities under the Versorgungsordnung der Pfizer GmbH (the Liabilities to be so Assumed, the “German Former Employee Pension Liabilities”);

WHEREAS, DDP Specialty Products Germany GmbH & Co. KG and DSP Germany GmbH entered into a demerger agreement (Spaltungs- und Übernahmvertrag, as notarized November 17, 2020) to effect such Assumption (the “German Pension Demerger Agreement”) in respect of German Former Employee Pension Liabilities determined as of November 30, 2020 (defined in the German Pension Demerger Agreement as the “Inaktiven Versorgungsberechtigten”); and

WHEREAS, the Parties anticipate that, after November 30, 2020, and before the Closing, one or more employees of DDP Specialty Products Germany GmbH & Co. KG who are Spinco Employees may become Former Spinco Business Employees (the “Interim Retirees”).

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Accordingly, the Parties agree that:

1.    For purposes of the EMA, it is intended that the Inaktiven Versorgungsberechtigten are the German Former Employee Pension Liabilities as of November 30, 2020, and the individuals identified in Annex 1 to the German Pension Demerger Agreement represent the entire and exclusive population in respect of whom such Liabilities are attributable. For the avoidance of doubt the Parties shall not construe the German Pension Demerger Agreement inconsistently with the foregoing. The Parties agree that if the individuals identified in Annex 1 to the German Pension Demerger Agreement do not in fact represent the entire and exclusive population in respect of whom the German Former Employee Pension Liabilities as of November 30, 2020 are attributable, then to the extent permitted by the German Pension Demerger Agreement and applicable Law, the Parties will use reasonable efforts and cooperate with one another in good faith to reform such Annex 1 to have it reflect the entire and exclusive population in respect of whom such German Former Employee Pension Liabilities are attributable. In any event, to the extent that the Inaktiven Versorgungsberechtigten are not in fact the German Former Employee Pension Liabilities as of November 30, 2020, except as provided in the immediately following paragraph 2, no change to the provisions of the EMA in respect of the Assumption of German Former Employee Pension Liabilities is intended and the provisions of Section 1.15(b) of the EMA shall apply. Remainco’s obligations under Section 1.15(b) of the EMA shall not be limited by any obligation of DDP Specialty Products Germany GmbH & Co. KG under the German Pension Demerger Agreement to immediately and completely inform DSP Germany GmbH about any circumstances that could potentially result in indemnification thereunder or to take all actions of defense against all asserted claims.

2.    The German Former Employee Pension Liabilities in respect of Interim Retirees shall not be Assumed by Remainco and the EMA shall be construed as if Spinco had agreed to Assume such Liabilities as of Closing such that, among other things, such Liabilities (and any attributable Assets) shall be taken into account for purposes of, and shall be subject to, Section 1.19 of the EMA (Pension Adjustment).

3.    Except where prohibited by applicable Law, Remainco agrees to provide, as soon as practicable following the date hereof, Spinco with all information and support reasonably necessary for Spinco to administer the benefits contemplated hereunder to the extent such information is not already under Spinco’s control.

D.    SOUTH KOREA PENSION MATTERS

WHEREAS, the EMA provides that, in respect of South Korea, Spinco shall Assume effective as of Closing the defined benefit pension Liabilities attributable to Spinco Employees; and

WHEREAS, the Parties have determined that the portion of the benefit plan (the “Korea DB Plan”) giving rise to such Liabilities shall not be so Assumed and instead shall be contributed to a defined contribution plan (the “Korea DC Plan”) effective as of the Closing Date on the terms and conditions described herein.

Accordingly, the Parties agree that:

1.    Effective as of the Closing, RMT Partner shall cause Spinco to establish or maintain a Korea DC Plan consistent with the terms of the consents provided by the affected employees.

2.    Other than the Assets attributable to the Korea DB Plan as of the Closing, no other Assets shall be transferred in respect of the Korea DB Plan, in favor of the Korea DC Plan or otherwise.

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3.    For purposes of Section 1.03(a)(iv) of the EMA, the Korea DC Plan as in effect upon Closing shall be deemed to have been in effect immediately before Closing but without regard to any one-time special contributions upon establishment of the Korea DC Plan.

4.    Neither the Korea DB Plan nor the Korea DC Plan (nor any Assets attributable to either) shall be included in the Pension Funding Statement or the calculation of the Pension Funding Amount. Remainco shall deliver to Spinco, at or before the time the Pension Funding Statement is delivered to Spinco, a statement reflecting the Assets and Liabilities in respect of the Korea DB Plan that are assumed by, or transferred to, the Korea DC Plan (together with information in a manner sufficient to demonstrate how it determined such amounts). Spinco shall have a period of not more than ninety (90) Business Days following delivery of such statement and supporting materials during which to review such statement and supporting materials and to notify Remainco if it believes the calculation of such Assets and Liabilities contains mathematical errors or is based on actuarial or other assumptions inconsistent with the terms of the EMA (as modified by this Amendment) or other otherwise violate applicable Law. Any such dispute shall be resolved pursuant to the processes and procedures set forth in Section 1.19(b) of the EMA (it being understood and agreed that, for the avoidance of doubt, no such dispute shall have any impact on the Pension Funding Amount true-up contemplated by Section 1.19(c) of the EMA).

E.    JAPAN PENSION MATTERS

WHEREAS, the EMA provides that, in respect of Japan, Spinco shall Assume effective as of Closing the defined benefit pension Liabilities attributable to Spinco Employees; and

WHEREAS, the Parties have determined that the portion of such funded (but not book reserve cash balance) defined benefit pension plan (the “Japan DB Plan”) giving rise to such Liabilities shall not be so Assumed and instead shall be contributed to a defined contribution plan (the “Japan DC Plan”) effective as of the Closing Date on the terms and conditions described herein.

Accordingly, the Parties agree that:

1.    Effective as of the Closing, RMT Partner shall cause Spinco to establish or maintain a Japan DC Plan consistent with the terms of the consents provided by the affected employees.

2.    For purposes of Section 1.03(a)(iv) of the EMA, the Japan DC Plan as in effect upon Closing shall be deemed to have been in effect immediately before Closing.

3.    For the avoidance of doubt, the determinations required under Section 1.19(a) of the EMA shall be made after taking the transactions contemplated by this Item E into account.

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F.    CERTAIN PENSION PLAN ASSUMPTIONS

WHEREAS, the Parties wish to clarify the identity of certain defined benefit plans that will be assumed by Spinco in their entirety.

Accordingly, the Parties agree that, as reflected in Schedule 1.06(c)(i) to the EMA, the following defined benefit plans (including all Liabilities and any attributable Assets in respect thereof) will be Assumed by Spinco in their entirety effective as of the Closing, notwithstanding any language in Section 1.06(c)(ii) of the EMA to the contrary: (i) Pensionreglement De Gistfabriek OFP (Genencor Belgium); (ii) Pensionreglement van Danisco Zaandam B.V. (Zwitserleven, Netherlands); and (iii) Danisco (UK) Limited Pension Fund.

G.    CERTAIN FORMER EMPLOYEE PENSIONS

WHEREAS, the Parties agreed in Section 1.06(c)(iii)(A) of the EMA that Remainco would Assume all Liabilities and any attributable Assets in respect of Former Spinco Business Employees under defined benefit pension plans in, among other jurisdictions, Germany;

WHEREAS, as part of its action to effect the Separation, Remainco has caused a member of the Spinco Group to assume sponsorship of the defined benefit pension plans in Germany identified in Parts A and B of Schedule 1.06(c)(i) to the EMA (such plans, the “German Plans” and the date of such assumption, the “Go-Live Date”) in respect of individuals who were Spinco Employees as of the Go-Live Date (such Spinco Employees, the “German Participants”);

WHEREAS, German Participants who became or become Former Spinco Business Employees on or following the Go-Live Date and before the Closing Date will continue participation in the German Plans.

Accordingly, the Parties agree that, except in respect of Interim Retirees described in Item C above, who shall be subject to the provisions thereof, notwithstanding the provisions of Section 1.06(c)(iii)(A) of the EMA neither the Liabilities under the German Plans in respect of German Participants nor any attributable Assets shall be Assumed by Remainco and the EMA shall be construed as if Spinco had agreed to Assume such Liabilities as of Closing such that, among other things, such Liabilities (and any attributable Assets) shall be taken into account for purposes of, and shall be subject to, Section 1.19 of the EMA (Pension Adjustment).

H.    WORKERS’ COMPENSATION

WHEREAS, pursuant to the EMA, Spinco has agreed to Assume effective as of the Closing all Liabilities related to claims for workers’ compensation benefits and coverage which are incurred within the United States prior to the Spinco Distribution Date by Spinco Employees (the “Spinco Employee Pre-Closing WC Claims”);

WHEREAS, Remainco currently utilizes a professional third party administrator to administer its workers compensation claims including that of Spinco;

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WHEREAS, pursuant to the EMA, Spinco has agreed to be responsible for the administration of all Spinco Employee Pre-Closing WC Claims, or, if Spinco is unable to Assume any such Liability or the administration of any such claim because of applicable Law or Contract, Remainco, or the applicable member of the Remainco Group, has agreed to administer and/or discharge such Liabilities, as applicable, and Spinco or a member of the Spinco Group has agreed to reimburse Remainco, or the applicable member of the Remainco Group, for all such Liabilities;

WHEREAS, the Parties have determined that Spinco is legally unable to Assume the Liability for and administration of the Spinco Employee Pre-Closing WC Claims; and

WHEREAS, the Parties wish to provide for the terms and conditions on which Remainco shall cause the administration of, and Spinco will reimburse Remainco for Liabilities incurred in respect of, Spinco Employee Pre-Closing WC Claims.

Accordingly, the Parties agree that:

1.    Definitions. For purposes of this paragraph H:

(a)    “Claim Costs” shall mean all reasonable and documented out-of-pocket costs and expenses (including but not limited to any benefit payments, allocable administrative costs and reasonable and documented attorneys’ fees and costs of the type customarily incurred by Remainco in the ordinary course of business consistent with its administration of workers compensation claims for Remainco employees) incurred by Remainco or any member of the Remainco Group in connection with the Spinco Employee Pre-Closing WC Claims.

(b)    “Remainco” as used in paragraph 2 below shall refer to Remainco or any member of the Remainco Group that Remainco in its discretion shall identify from time to time to discharge the obligations imposed, or to be the subject of the rights conferred, upon Remainco in such paragraph 2.

2.    Claim Administration; Approvals.

(a)    Effective from and after the Effective Time, Remainco shall administer and discharge all Spinco Employee Pre-Closing WC Claims, including without limitation the performance of all governmental reporting and compliance-related activities, in the ordinary course consistent with past practice.

(b)     As a condition to reimbursement pursuant to paragraph 3 below, for any Claim Costs attributable to any Spinco Employee Pre-Closing WC Claim to the extent in excess of $100,000 for a calendar quarter, Remainco shall provide notice to RMT Partner and a reasonable opportunity to ask questions, reasonably request information, and provide comment.

(A)    In support of any such notice, Remainco shall provide Spinco with: (I) the case number and employee name; (II) cost amount; and (III) a summary explanation of the Claim Cost.

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(B)    If it wishes to do so, Spinco shall respond to any such notice within five (5) Business Days of receiving the notice and shall be permitted to request that Remainco use commercially reasonable efforts to keep Spinco apprised of the status of such claim and to consult in the ongoing administration of such claim (such participation not to be unreasonably burdensome, withheld or delayed), in which case Remainco shall, in consultation with Spinco, proceed to administer the claim.

(C)    If Spinco fails to respond in a timely manner, then Remainco may proceed to administer the claim in its reasonable discretion.

3.    Reimbursement.

(a)    Spinco shall reimburse Remainco for all Claim Costs in accordance with this paragraph 3.

(b)    On a quarterly basis (or, at Remainco’s discretion in respect of any Spinco Employee Pre-Closing WC Claim that is settled, at any earlier time following such settlement), Remainco shall present an invoice to Spinco that sets forth all outstanding Claim Costs by reference to case number and employee name.

(c)    Any amount to be reimbursed by Spinco pursuant to this paragraph 3 shall be made available to Remainco within thirty (30) days after presentation of an invoice in accordance with paragraph 3(b) above.

4.    Exclusive Treatment. Subject to paragraph 2 of Item A (“GENERAL MATTERS”) above, the provisions of this Item H shall be the exclusive means by which the Parties discharge obligations under Section 2.05 of the EMA.

I.    EMPLOYMENT CLAIMS

WHEREAS, Employee Liabilities, including Liabilities in connection with labor or employment-related Actions, are allocated to Remainco and Spinco in accordance with Section 1.02 of the EMA; and

WHEREAS, depending on the particular Action, it may not be practicable or possible for the Party who has Assumed Employee Liabilities arising out of such Action or one or more members of its Group (the “Responsible Party”) to remain or become the exclusive named defendant or defendants in such Action.

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Accordingly, the Parties agree that:

1.    Except as provided in paragraph 3 below, in respect of labor or employment-related Actions where the Responsible Party is not the Party (or a member of its Group) that has assumed Liability for the Action under the EMA (“Implicated Actions”), the Parties, or respective members of their Groups in jurisdictions where applicable Implicated Actions are pending, will jointly determine on a case by case basis whether it is permissible and practicable for the Responsible Party to become the named defendant or defendants in the Implicated Action and, if so, take reasonable steps to substitute the named defendant or defendants.

2.    Except as provided in paragraph 3 below, if applicable Law or the opposing party does not permit the Responsible Party to become the named defendant or defendants in an Implicated Action or if the Parties are unable to agree whether it is permissible and practicable for the Responsible Party to become the named defendant or defendants in an Implicated Action or are unable to unilaterally complete the actions to make such change, the provisions of Article VII of the Separation Agreement shall apply in respect of the Implicated Action.

3.    Employment-related Actions maintained in the United States or Brazil by STD/LTD Employees against a member of the Spinco Group shall be administered pursuant to the provisions of Article VII of the Separation Agreement on the basis that Remainco is the “Indemnifying Party” and Spinco is the “Indemnitee” within the meaning of Section 7.4 of the Separation Agreement, unless and until the STD/LTD Employee shall have returned to employment in accordance with Section 1.01(d) of the EMA before resolution of the Action, at which time Spinco shall Assume all rights, duties and Liabilities in respect of such Action as a Spinco Employee Liability in accordance with the proviso at the end of the third sentence of Section 1.01(d) of the EMA.

J.    VACATION CASHOUT

WHEREAS, Section 1.07(b) of the EMA provides that, where required by applicable Law or a Spinco Labor Agreement, Remainco or a member of the Remainco Group shall pay out earned but unused vacation benefits to each Spinco Employee entitled to be paid such benefits by reason of the occurrence of the Spinco Distribution or the Merger (“Required Vacation Payments”) as soon as practicable following the Spinco Distribution Date, subject to reimbursement by Spinco for the amount of any such Required Vacation Payments;

WHEREAS, Section 2.01 of the EMA provides that Remainco pay out all U.S. Grandfathered Time to each Spinco Employee in the U.S. as soon as practicable following the Spinco Distribution; and

WHEREAS, as of the Spinco Distribution Date, the Spinco Employees will be employed by and on the payroll of Spinco or a member of its Group.

Accordingly, the Parties agree that

(i)

Remainco will, as soon as practicable but in no event any later than ten (10) Business Days prior to when any payment contemplated by clause (ii) hereof, provide to Spinco a statement (the “Vacation Statement”) setting forth all information (including, without limitation, the Spinco Employees to whom such payments are required to be made, the amount of the required payment and, as applicable, the date by which such payment is required to be made under applicable Law or Spinco Labor Agreement (the “Required Payment Date”)) necessary to properly and timely make any Required Vacation Payments and U.S. Grandfathered Time, and

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(ii)

any Required Vacation Payments that have not been paid prior to the Spinco Distribution Date and any U.S. Grandfathered Time shall be paid to the applicable Spinco Employees by Spinco by the Required Payment Date or, if there is no Required Payment Date, as soon as practicable following the Spinco Distribution in full satisfaction of the Parties’ obligations under Sections 1.07(b) and 2.01 of the EMA; provided, however, that the foregoing notwithstanding, Remainco shall indemnify Spinco for any Liability incurred by Spinco as a result of

(x)

the failure to make any payment due under Section 1.07(b) or 2.01 of the EMA by the date required under applicable Law or Spinco Labor Agreement to the extent such failure occurred prior to the Closing Date, or

(y)	any error in the Vacation Statement.

K.    CORPORATE/FUNCTIONAL EMPLOYEES

WHEREAS, Section 1.01(a)(ii) of the EMA provides that individuals identified, through a process mutually agreed by the Parties for talent selection, to fill shared corporate or functional department roles set forth on Schedule 1.01(a)(ii) shall be Spinco Employees; and

WHEREAS, Remainco and RMT Partner have had meetings and communications regarding the talent selection process and have considered the number and type of corporate and functional roles.

Accordingly, the Parties agree that (i) approximately 1,059 employees in shared corporate and functional department roles (less any voluntary departures or other terminations of such employees, to the extent not restricted by Section 8.2(b)(xii) of the Merger Agreement, between January 11, 2021 and the Closing Date) are designated as Spinco Employees (not the estimated 1,458 employees in shared corporate and functional department roles set forth on Schedule 1.01(a)(ii) to the EMA), and (ii) such final number of employees in shared corporate and functional department roles designated as Spinco Employees shall be reflected on the final census of Spinco Employees made available by Remainco in accordance with Section 1.01(a) of the EMA.

L.    CERTAIN REIMBURSEMENTS

WHEREAS, Section 1.15(b) of the EMA acknowledges that in certain circumstances a Party may incur a Liability that it has not Assumed pursuant to the EMA and that, in such circumstances, the Parties shall promptly reimburse one another as further described in such Section 1.15(b); and

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WHEREAS, the Parties wish to agree upon how payment in respect of certain such Liabilities shall be made and how such reimbursement shall be effected, as further described below in this Item K.

Accordingly, the Parties agree that:

1.    Spinco shall pay (or cause one of its Affiliates to pay) any amounts described in the first sentence of Section 1.06(e) of the EMA that first become payable on or after the Closing Date, and Remainco shall reimburse Spinco therefor in accordance with Section 1.15(b) of the EMA.

2.    Remainco shall make (or cause one of its Affiliates to make) payment in respect of claims under Remainco’s U.S. welfare benefit plans described in Section 1.11(a) of the EMA, and Spinco shall reimburse Remainco therefor in accordance with Section 1.15(b) of the EMA.

M.    NON-CONSENTING EMPLOYEE SEVERANCE

WHEREAS, Section 1.08(b) of the EMA obligates Remainco to Assume certain severance obligations subject to reimbursement by Spinco in certain circumstances; and

WHEREAS, the Parties desire to agree on a limited amendment to Section 1.08(b).

Accordingly, the Parties agree that the reference in Section 1.08(b)(ii) of the EMA to “three (3) months” shall be deemed a reference to “eight (8) months” in respect of any Non-Consenting Employee where the amount of severance payable to the Non-Consenting Employee is less if the Non-Consenting Employee’s employment is terminated between three (3) months to eight (8) months following the Closing Date.

N.    CERTAIN OTHER SEVERANCE

WHEREAS, Spinco is obligated under the EMA to Assume, and as applicable reimburse Remainco in full for, severance payable to Former Spinco Employees after the Closing in respect of a termination of employment before the Closing to the extent such severance is not described in Section 1.08(b) of the EMA; and

WHEREAS, Remainco may determine in certain circumstances, for administrative convenience of Spinco or otherwise, to pay before the Closing severance amounts described in the preceding recital.

Accordingly, the Parties wish to expressly acknowledge that, to the extent Remainco pays such severance before the Closing, it shall remain subject to reimbursement by Spinco after the Closing; provided that in each such case, the amount of severance Remainco pays prior to the Closing does not exceed the amount that would have been required to have been paid had such severance been paid following the Closing, as contemplated by the EMA.

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O.    U.S. CARES ACT PAYROLL TAX DEFERRALS

WHEREAS, certain members of the Remainco Group and Spinco Group, respectively, have delayed the payment of employer payroll taxes as permitted under Section 2302 of the U.S. CARES Act; and

WHEREAS, the obligation to make deferred payment of such taxes in respect of Spinco Employees or Former Spinco Business Employees is a Spinco Employee Liability (the “Spinco Deferred Payroll Liability”) and the obligation of any member of the Remainco Group or Spinco Group to make deferred payment of such tax in respect of any other individual is a Remainco Employee Liability the (“Remainco Deferred Payroll Liability”).

Accordingly, the Parties agree that:

1.    Not more than forty-five (45) days after Remainco provides to RMT Partner proof of payment to the Internal Revenue Service of a Spinco Deferred Payroll Liability along with supporting documentation that reasonably demonstrates the amount of the Spinco Deferred Payroll Liability, RMT Partner shall cause Spinco to reimburse Remainco such amount.

2.    Not more than forty-five (45) days after Spinco provides to Remainco proof of payment to the Internal Revenue Service of a Remainco Deferred Payroll Liability along with supporting documentation that reasonably demonstrates the amount of the Remainco Deferred Payroll Liability, Remainco shall reimburse Spinco such amount.

3.    Any demonstration of payment of a Remainco Deferred Payroll Liability or Spinco Deferred Payroll Liability, as the case may be, must be made not later than March 31, 2022 in the case of amounts owing the Internal Revenue Service on or before December 31, 2021, and not later than March 31, 2023 in the case of amounts owing the Internal Revenue Service on or before December 31, 2022.

4.    From and after the Closing, no Party shall assert that any obligation to make deferred payment of employer payroll taxes as permitted under Section 2302 of the U.S. CARES Act is subject to reimbursement among the Parties other than to the extent provided in the foregoing provisions of this Item O.

P.    CERTAIN STOCK OPTION HOLDERS

WHEREAS, Section 1.10(f)(ii) of the EMA provides that Spinco shall take commercially reasonable efforts to inform Remainco of a termination of employment that occurs before March 1, 2021, of certain Spinco Employees who hold Conversion Equity Awards (the “Schedule 1.10(f)(ii) Employees”); and

WHEREAS, the Parties wish to provide that such employment termination information will be provided in respect of any employment termination that occurs after February 28, 2021 and on or before January 1, 2029, in respect of those Schedule 1.10(f)(ii) Employees identified on Schedule A hereto by current employee identification number.

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Accordingly, the Parties agree that Spinco shall take commercially reasonable efforts to inform Remainco of a termination of employment that occurs after February 28, 2021, and before January 1, 2029, of any Schedule 1.10(f)(ii) Employee identified on Schedule A hereto.

Q.    WARN LIST

WHEREAS, Section 2.06 of the EMA requires Remainco to provide the WARN List, including the name and site of employment of certain U.S. employees who have experienced an employment loss or layoff as defined by the WARN Act within ninety (90) days prior to the Closing Date;

WHEREAS, to preserve individual privacy, and because it is not necessary for RMT Partner or Spinco to receive the names (as opposed to employee identification numbers) of individuals who have experienced an employment loss or layoff under WARN, Remainco believes it would be prudent to provide employee identification numbers in lieu of individual names on the WARN List; and

WHEREAS, for administrative convenience Remainco has requested an additional five (5) Business Days within which to deliver the WARN List.

Accordingly, the Parties agree that Remainco shall provide employee identification numbers in lieu of employee names on the WARN List and that, notwithstanding anything in Section 2.06 of the EMA to contrary, Remainco shall deliver such WARN List to Spinco no later than five (5) Business Days following the Closing Date. For the avoidance of doubt, the Parties agree that the WARN List will also contain applicable sites of employment in accordance with Section 2.06 of the EMA.

R.    Non-Consenting Employee Severance List

WHEREAS, Section 1.13(b) of the EMA provides for certain restrictions on RMT Partner and Spinco in respect of the solicitation and hiring of Non-Consenting Employees; and

WHEREAS, in order for RMT Partner and Spinco to comply with their obligation not to hire, within the first twelve (12) months of the Non-Solicitation Period, any Non-Consenting Employee described in Section 1.13(b)(i)(B) of the EMA, the Parties agree that Remainco shall provide to Spinco and RMT Partner a running list of such Non-Consenting Employees.

Accordingly, the Parties agree that the final census made available by Remainco in accordance with Section 1.01(a) of the EMA shall include a written list of the names of each Non-Consenting Employee described in Section 1.13(b)(1)(B) of the EMA and Remainco shall promptly provide Spinco and RMT Partner with an updated list as and to the extent any additional Non-Consenting Employee described in Section 1.13(b)(1)(B) of the EMA is identified.

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S.    LTI Information for Census

WHEREAS, pursuant to Section 1.01(a) of the EMA, Remainco is required to provide Spinco and RMT Partner with a final census that includes, among other things, the target long-term incentive opportunity for 2020 with respect to each Spinco Employee (the “LTI Information”); and

WHEREAS, Remainco previously provided such LTI Information in the HR Master data files previously provided to RMT Partner and has requested that Remainco not be required to duplicate such LTI Information on the final census to be provided by Remainco in accordance with Section 1.01(a) of the EMA.

Accordingly, the Parties hereby agree that Remainco is permitted to provide the LTI Information in a written format separate and apart from the census contemplated by Section 1.01(a) of the EMA, and the LTI Information included in the HR Master data files previously provided to RMT Partner satisfies such obligation; it being understood and agreed that Remainco shall continue to have such rights, obligations and Liabilities in respect of the accuracy of the LTI Information included in such HR Master data files as if such information had been provided pursuant to the census contemplated by Section 1.01(a) of the EMA as originally contemplated therein.

T.    Rabbi Trust

WHEREAS, Section 2.04 of the EMA requires Spinco or RMT Partner to establish the New Rabbi Trust and requires Remainco to direct the trustee of the Existing Rabbi Trust to Transfer certain Assets in-kind to the trustee of the New Rabbi Trust; and

WHEREAS, the Parties have determined that such Transfer should be made in cash or cash equivalents rather than in-kind.

Accordingly, the Parties hereby agree that such Transfer of Assets shall be made in cash or cash equivalents rather than in-kind and otherwise in accordance with Section 2.04 of the EMA.

* * *

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

DUPONT DE NEMOURS, INC.

By:	/s/ Lori Koch
Name:	Lori D. Koch
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Amendment to the Employee Matters Agreement]

NUTRITION & BIOSCIENCES, INC.

By:	/s/ Lori Koch
Name:	Lori D. Koch
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Amendment to the Employee Matters Agreement]

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Rustom Jilla
Name:	Rustom Jilla
Title:	Chief Financial Officer

[Signature Page to Amendment to the Employee Matters Agreement]